June 26, 2007

Via U.S. Mail and Facsimile (011-44-20-7166-5799)

Sir Crispin Davis
Chief Executive Officer
Reed Elsevier PLC
1-3 Strand
London WC2N 5JR England

	Re:	Reed Elsevier PLC
Form 20-F for the Fiscal Year Ended December 31, 2006
		Filed March 22, 2007
		File No. 1-3334

Dear Sir Crispin:

      We have limited our review of the above filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. It appears from various public media sources that one of your divisions, Reed Exhibitions, has organized exhibitions in which Cuba,
Iran and Syria have participated. The referenced countries are identified as state sponsors of terrorism by the U.S. Department of
State, and are subject to U.S. economic sanctions and export controls. Please describe for us the nature and extent of any past, current, and anticipated contacts with, those countries, whether through subsidiaries or other direct or indirect arrangements. Describe in reasonable detail the nature and scope of any products and services, including marketing and networking opportunities, you have provided to persons or entities in, or to the governments of, the referenced countries, and any agreements or commercial arrangements with the governments of those countries or entities controlled by them.
2. Please discuss the materiality of the contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years for each referenced country.
Also,
address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note particularly certain media reports that Reed Exhibitions organized an arms fair to which Syria was invited and an arms fair at which Iranian companies temporarily set up exhibition stands.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations or business contacts associated with
Cuba, Iran and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, would receive
cash or act as intermediaries in connection with your operations
and
contacts.
3. We are aware of a 2004 news report which represents that the annual Arabian Travel Market exhibition, organized by Reed Travel Exhibitions, is the Middle East`s premier travel and tourism show, with exhibitors from many countries. Identify for us the countries of parties who exhibited in the 2004 exhibition. If Reed Travel Exhibitions has organized this exhibition in subsequent years, please identify for us the countries of parties who exhibited in such subsequent years.
* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Max Webb
		Assistant Director
	Division of Corporation Finance



Sir Crispin Davis
Reed Elsevier PLC
June 26, 2007
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